                                                                    EXHIBIT 99.1

EXPLANATION OF RESPONSES:

         On January 17, 2005, PEM Holding Co. ("PEM"), a Delaware corporation,
PN Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of PEM, and Penn Engineering & Manufacturing Corp. ("Penn"), a
Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger
Agreement"). Concurrently, PEM entered into an Option and Voting Agreement (the
"Option and Voting Agreement") with certain stockholders of Penn set forth on
Schedule I thereto (the "Stockholders"). Pursuant to the terms of the Option and
Voting Agreement, the Stockholders have (1) agreed to vote certain of their shares of the Class A Common Stock, par value $0.01, of Penn (the "Class A
Common Stock") in favor of the Merger Agreement and the merger of Merger Sub with and into Penn (the "Merger"), (2) granted PEM an irrevocable option, in certain circumstances, to purchase certain shares of Common Stock, par value
$0.01, of Penn (the "Common Stock" and together with the Class A Common Stock, the "Company Common Stock") and Class A Common Stock from the Stockholders at a purchase price of $18.25 per share and (3) if within 12 months following termination of the Merger Agreement for reasons that would trigger Penn's payment of a termination fee and/or expense payment, the Stockholders sell shares of Company Common Stock to a third party in connection with a transaction whereby the third party acquires more than 50% of the voting power of Class A
Common Stock or a majority of Penn's equity interest, agreed to pay Penn 25% of the amount, if any, by which the consideration received in such transaction exceeds $18.25 per share for certain shares of Company Common Stock subject to the Option and Voting Agreement. The purpose of the Option and Voting Agreement is to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

         By virtue of the Option and Voting Agreement, PEM may be deemed to have acquired beneficial ownership of 1,637,329.52 shares of Class A Common Stock, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended
(the "Act"). This number does not include 2,000 shares of Class A Common Stock directly owned by Tinicum Investors. By virtue of PEM and Tinicum Investors being under common control, PEM may be deemed to have acquired indirect beneficial ownership of the 2,000 shares of Class A Common Stock owned by
Tinicum Investors, and Tinicum Investors may be deemed to have acquired indirect beneficial ownership of the 1,637,329.52 shares of Class A Common Stock potentially deemed owned by PEM; however, PEM and Tinicum Investors disclaim indirect beneficial ownership of each other's shares of Class A Common Stock.

         By virtue of the Option and Voting Agreement, PEM may also be deemed to have acquired beneficial ownership of 2,652,144 shares of Common Stock held by the Stockholders. In addition, pursuant to the Option and Voting Agreement, PEM may be deemed to have beneficial ownership of an aggregate of 269,260 shares of
Common Stock underlying options held by Kenneth A. Swanstrom and Daryl L.
Swanstrom. PEM disclaims beneficial ownership of all shares of Common Stock. The
Common Stock does not have the right to vote on any matter presented to stockholders of Penn, including the Merger.

         Pursuant to rule 16a-1(4) of the Act, PEM states that this filing shall not be deemed an admission that PEM or Tinicum Investors is, for purpose of
Section 16 of the Act or otherwise, the beneficial owner of any shares of
Company Common Stock.

                                                         PEM HOLDING CO.